SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, New York 10017

VIA EDGAR	February 14, 2011

Re:	GNS II (U.S.) Corp.
Registration Statement on Form S-1

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of The Mosaic Company (“Mosaic”) and GNS II (U.S.) Corp., a Delaware corporation and wholly owned subsidiary of Mosaic (“GNS”), we hereby submit for filing by electronic transmission a Registration Statement on Form S-1 (the “Registration Statement”) with respect to registration under the Securities Act of 1933, as amended (the “Securities Act”), of an offering of certain GNS stock by certain selling stockholders in connection with the proposed transaction among Mosaic, GNS and Cargill, Incorporated, as described in the Registration Statement.

We note that the Registration Statement and the prospectus included therein are the subject of both: (i) no action relief dated February 3, 2011 from the Office of Chief Counsel of the SEC’s Division of Corporation Finance, in response to an inbound letter from this firm dated the same date; and (ii) a waiver letter dated January 3, 2011 granted by the Office of the Chief Accountant of the SEC’s Division of Corporation Finance, in response to an inbound letter from Mosaic dated December 15, 2010, as supplemented on December 22, 2010. Copies of the foregoing materials are available for your review upon request.

The $798,011.90 registration fee, calculated pursuant to Rule 457(c) under the Securities Act, has been transmitted by wire transfer of immediately available funds to the Securities and Exchange Commission’s lockbox depository for credit to GNS’s account.

If you have any questions with respect to the foregoing, please call Joseph M. Kaufman ((212) 455-2948) of this firm.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP